Exhibit 2.35

SUBSIDIARY GUARANTEE

JOINDER AGREEMENT

Battle River Terminal ULC
1700, 440 – 2nd Avenue S.W.
Calgary, AB  T2P 5E9

September 20, 2010

The Bank of New York Mellon
101 Barclay Street, 4E
New York, NY  10286

Ladies and Gentlemen:

Reference is made to the Guarantee-Subsidiary Guarantors (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Guarantee”; capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Guarantee), dated as of May 27, 2009 made by Moose Jaw Refinery Partnership, Moose Jaw Refinery ULC, CanWest Propane Partnership, CanWest Propane ULC, MP Energy Partnership, MP Energy ULC, Gibson Energy Partnership, GEP ULC, Link Petroleum Services Ltd., Chief Hauling Contractors ULC, Gibson GCC Inc., Battle River Terminal GP Inc., Battle River Terminal LP, Bridge Creek Trucking Ltd., Johnstone Tank Trucking Ltd., Aarcam Propane & Construction Heat Ltd. and Gibson Finance Ltd. (each a “Guarantor” and together the “Guarantors”) in favour of The Bank of New York Mellon, as Trustee (in such capacity and together with any successors and permitted assigns in such capacity, the “Trustee”) and the other Secured Creditors (as defined therein).

This Joinder Agreement supplements the Guarantee and is delivered by the undersigned, Battle River Terminal ULC (the “New Guarantor”), pursuant to Section 4.2 of the Guarantee.  The New Guarantor hereby agrees to be bound as a Guarantor party to the Guarantee by all of the terms, covenants and conditions set forth in the Guarantee to the same extent that it would have been bound if it had been a signatory Guarantor to the Guarantee on the date of the Guarantee.  Without limiting the generality of the foregoing, the New Guarantor guarantees to each of the Secured Creditors the due and punctual payment, and the due performance, whether at stated maturity, by acceleration or otherwise, of the Note Obligations.  The New Guarantor also expressly assumes all obligations and liabilities of a Guarantor thereunder.  The New Guarantor hereby makes each of the representations and warranties and agrees to each of the covenants applicable to the Guarantors contained in the Guarantee.

Annexed hereto are supplements to each of the schedules to the Guarantee with respect to the New Guarantor.  Such supplements shall be deemed to be part of the Guarantee.

This Joinder Agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all such counterparts together shall constitute one and the same agreement.

This Joinder Agreement will be governed by, interpreted and enforced in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the New Guarantor has caused this Joinder Agreement to be executed and delivered by its duly authorized officer as of the date first above written.

BATTLE RIVER TERMINAL ULC

		By:	/s/ Richard G. Taylor
			Name:	Richard G. Taylor
			Title:	Executive Vice President, Finance & C.F.O.

Accepted and Agreed:

THE BANK OF NEW YORK MELLON, AS TRUSTEE

By:	/s/ Lici Zhu
Name: Lici Zhu Title: Senior Associate

SCHEDULE “A”

GUARANTOR SECURITY DOCUMENTS

1.                                       Security Agreement of even date herewith made by Battle River Terminal ULC to and in favour of the Collateral Agent for the benefit of the Secured Creditors (as defined therein).

2.                                       Demand Debenture of even date herewith made by Battle River Terminal ULC to and in favour of the Collateral Agent for the benefit of the Secured Creditors (as defined therein).